QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A-1
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

dELiA*s Corp.
(Name of Subject Company)

dELiA*s Corp.
(Names of Person Filing Statement)

Class A Common Stock, par value $.01 per share
(Title of Class of Securities)

                      24688Q101
(CUSIP Number of Class of Securities)

Edward D. Taffet, Esq.
Senior Vice President and General Counsel
435 Hudson Street
New York, New York 10014
(212) 807-9060
(Name, Address and Telephone Number of Person Authorized
to Receive Notice and Communications on Behalf of the Person Filing Statement)

With a copy to:
Jeffrey A. Horwitz, Esq.
Proskauer Rose LLP
1585 Broadway
New York, New York 10036-8299

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Items 1-8.

        This Amendment No. 1 (the "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on August 6, 2003 by dELiA*s Corp., a Delaware corporation (the "Company"). The Schedule 14D-9 relates to the offer by Dodger Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Alloy, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Shares"), of the Company, at a purchase price of $0.928 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 2003, and in the related Letter of Transmittal, copies of which were filed with the Purchaser's Tender Offer Statement on Schedule TO as Exhibits (a)(1)(1) and (a)(1)(2) thereto, respectively.

        1.     Item 3 of the Schedule 14D-9 is hereby amended by restating in its entirety the introductory paragraph immediately following the heading "Employment Arrangements with Senior Executive Officers" which appears on page 2 of the Schedule 14D-9, as follows:

  "Subject to the closing of the Merger, at the Effective Time, the Company, Parent and certain senior executive officers of the Company will terminate or modify the existing employment arrangements of such executive officers as summarized below."

        2.     Item 3 of the Schedule 14D-9 is hereby amended by restating in its entirety the first sentence of the first paragraph of the subsection entitled "Stephen I. Kahn" of the subsection entitled "Employment Arrangements with Senior Executive Officers" which appears on page 2 of the Schedule 14D-9, as follows:

  "At the closing of the Merger, Stephen I. Kahn, the Company's Chairman and Chief Executive Officer, will enter into a Termination Agreement with the Company (the "CEO Termination Agreement"), pursuant to which Mr. Kahn's employment and existing employment agreement, dated April 24, 2001, will be terminated, Mr. Kahn will be paid substantially all, but not all, the amounts to which Mr. Kahn would have been entitled under Mr. Kahn's existing employment agreement, but on a deferred basis, and Mr. Kahn and the Company will exchange mutual releases."

        3.     Item 4 of the Schedule 14D-9 is hereby amended by making the following revisions to the subsection entitled "Background" which appears on pages 6-11 of the Schedule 14D-9:

Restating in its entirety the third sentence of the third full paragraph on page 7 of the Schedule 14D-9 as follows:

  "The Company signed confidentiality agreements with 16 of such parties, providing them with access to the Confidential Memorandum and additional information about the Company, as well as the ability to meet with management."

Restating in its entirety the first sentence of the fourth full paragraph on page 7 of the Schedule 14D-9 as follows:

  "In November 2002, a cash concentration trigger event occurred under the terms of the Credit Facility when the Company's cash on hand plus its excess availability under such Credit Facility fell below $5 million."

Restating in its entirety the first sentence of the sixth full paragraph on page 7 of the Schedule 14D-9 as follows:

  "In accordance with the instructions of PJSC, in December 2002, four parties, including Parent, submitted non-binding expressions of interest in potential financing and strategic transactions with the Company, but no party, including Parent, submitted an expression of interest in acquiring the entire Company."

Restating in its entirety the second sentence of the eighth full paragraph on page 8 of the Schedule 14D-9 as follows:

  "On June 2, 2003, Lehman and PJSC met again to continue discussions regarding the status of the Company's business, the status of Parent's business, and the potential benefits of bringing the merchandising businesses together under various transaction structures, including a combination of the two companies' merchandising businesses into a new company, a stock for stock merger between Parent and the Company, a part stock, part note, part cash acquisition or an all cash acquisition."

Restating in its entirety the ninth full paragraph on page 8 of the Schedule 14D-9 as follows:

  "From June 6, 2003 through June 20, 2003, Lehman and PJSC continued to discuss the foregoing alternatives relating to a proposed business combination."

Restating in its entirety the second sentence of the last paragraph on page 9 of the Schedule 14D-9 as follows:

  "Mr. Diamond outlined a number of alternative transaction structures, including a merger of Parent's merchandise business into the Company's, a purchase of the assets of the Company's direct marketing business and a prepackaged bankruptcy of the Company, but indicated that he did not have Parent board approval to offer them."

        4.     Item 4 of the Schedule 14D-9 is hereby amended by restating in their entirety the introductory paragraph and the first seven bullet points immediately following the heading "Reasons for the Board's Recommendation" which appear on page 11 of the Schedule 14D-9 as follows:

  "In approving the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger (the "Transaction"), and recommending that all holders of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer, the Board considered a number of factors, which factors individually and in the aggregate were the reasons for the Board's recommendation that stockholders accept the Offer, including:

  •
  the financial condition, results of operations and businesses of the Company, on both a historical and prospective basis; the Board believed that the net losses experienced by the Company over the past 12 months, coupled with the challenges facing the Company to secure sufficient capital to finance its future operations, weighed heavily in favor of recommending that stockholders accept the Offer, which provided for a substantial premium over the recent trading price of the Common Stock;

  •
  the Company's future prospects and alternatives available to the Company as a stand-alone enterprise;

  •
  the present and prospective value of the Company as a going-concern;

  •
  the Company's projected cash flow and ability to raise needed financing in order to continue as a going-concern; the Board believed that if the Company could not secure sufficient financing to meet its seasonal liquidity requirements, the Company would be adversely affected and that the Offer provided an opportunity for stockholders to receive a premium for their shares of Common Stock without the risks associated with an investment in the Company operating with less than sufficient capital;

  •
  current industry, economic and market conditions and historical market prices, including the negative impact of recent difficult economic conditions on traditional and Internet retailers;

  •
  price-to-earnings multiples and recent trading patterns of the Common Stock (as discussed further below);

  •
  market prices and financial data relative to other companies engaged in the same or similar businesses as the Company (for example, The Buckle, Inc., Deb Shops, Inc., Gadzooks, Inc., Too, Inc., Urban Outfitters, Inc. and The Wet Seal, Inc.) and the prices and other terms of recent acquisition transactions in the Company's industry (including, among others, the recent acquisitions of Lillian Vernon Corp., Lands' End, Inc. and Mark's Work Wearhouse Ltd.);"

Items 9. Exhibits.

        Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description
(a) (1)	Offer to Purchase (incorporated by reference to Exhibit (a) (1) (1) to the Schedule TO filed by Parent on August 6, 2003).*
(a) (2)	Opinion of Peter J. Solomon Company, L.P., dated July 30, 2003 (included as Annex A to this Statement).*
(a) (3)	Press release issued by the Company on July 31, 2003 (incorporated by reference to the Schedule 14D-9C filed by the Company on July 31, 2003).*
(a) (4)	Letter to Stockholders, dated August 6, 2003.*
(e) (1)
Acquisition Agreement, dated as of July 30, 2003, by and among the Company, Parent and Purchaser (incorporated herein by reference to Exhibit (d) (1) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (2)
Tender Agreement, dated as of July 30, 2003, by and among Parent, Purchaser, Stephen I. Kahn and Geraldine Karetsky (incorporated by reference to Exhibit (d) (2) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (3)	Confidentiality Agreement, dated as of November 27, 2002, by and between Parent and the Company.*
(e) (4)	Form of Consulting Agreement between the Surviving Corporation and Stephen I. Kahn (incorporated by reference to Exhibit (d) (3) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (5)	Form of Employment Agreement between the Surviving Corporation and Christopher C. Edgar (incorporated by reference to Exhibit (d) (5) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (6)	Form of Employment Agreement between the Surviving Corporation and Evan Guillemin (incorporated by reference to Exhibit (d) (6) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (7)
Form of Termination Agreement between the Company and specified senior executive officers of the Company (incorporated by reference to Exhibit (d) (4) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (8)
Form of Confidentiality and Non-Competition Agreement between the Surviving Corporation and specified senior executive officers of the Company (incorporated by reference to Exhibit (d) (7) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (9)
Form of Mutual General Release between the Surviving Corporation and specified senior executive officers of the Company (incorporated by reference to Exhibit (d) (8) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (10)	Information Statement of the Company, dated August 6, 2003 (included as Annex B to this Statement).*

*
Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

dELiA*s CORP.
By:	/s/ STEPHEN I. KAHN Stephen I. Kahn Chairman and Chief Executive Officer

Dated: August 21, 2003

EXHIBIT INDEX

Exhibit No.	Description
(a) (1)	Offer to Purchase (incorporated by reference to Exhibit (a) (1) (1) to the Schedule TO filed by Parent on August 6, 2003).*
(a) (2)	Opinion of Peter J. Solomon Company, L.P., dated July 30, 2003 (included as Annex A to this Statement).*
(a) (3)	Press release issued by the Company on July 31, 2003 (incorporated by reference to the Schedule 14D-9C filed by the Company on July 31, 2003).*
(a) (4)	Letter to Stockholders, dated August 6, 2003.*
(e) (1)
Acquisition Agreement, dated as of July 30, 2003, by and among the Company, Parent and Purchaser (incorporated herein by reference to Exhibit (d) (1) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (2)
Tender Agreement, dated as of July 30, 2003, by and among Parent, Purchaser, Stephen I. Kahn and Geraldine Karetsky (incorporated by reference to Exhibit (d) (2) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (3)	Confidentiality Agreement, dated as of November 27, 2002, by and between Parent and the Company.*
(e) (4)	Form of Consulting Agreement between the Surviving Corporation and Stephen I. Kahn (incorporated by reference to Exhibit (d) (3) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (5)	Form of Employment Agreement between the Surviving Corporation and Christopher C. Edgar (incorporated by reference to Exhibit (d) (5) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (6)	Form of Employment Agreement between the Surviving Corporation and Evan Guillemin (incorporated by reference to Exhibit (d) (6) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (7)
Form of Termination Agreement between the Company and specified senior executive officers of the Company (incorporated by reference to Exhibit (d) (4) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (8)
Form of Confidentiality and Non-Competition Agreement between the Surviving Corporation and specified senior executive officers of the Company (incorporated by reference to Exhibit (d) (7) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (9)
Form of Mutual General Release between the Surviving Corporation and specified senior executive officers of the Company (incorporated by reference to Exhibit (d) (8) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (10)	Information Statement of the Company, dated August 6, 2003 (included as Annex B to this Statement).*

*
Previously filed.

QuickLinks

SIGNATURE
EXHIBIT INDEX